Form C

Cover Page

Name of issuer:

20/20 GeneSystems, Inc.

Legal status of issuer:

Form: Corporation

Jurisdiction of Incorporation/Organization: DE

Date of organization: 5/1/2000

Physical address of issuer:

15810 Gaither Road, Suite 235
Gaithersburg MD 2087

Website of issuer:

https://2020gene.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- [ ] Common Stock
- [x] Preferred Stock
- [ ] Debt
- [ ] Other

If Other, describe the security offered:

Target number of securities to be offered:

9,364

Price:

$5.34000

Method for determining price:

Dividing pre-money valuation $69,859,423.30 by number of shares outstanding on fully diluted basis.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- [x] Yes
- [ ] No

If yes, disclose how oversubscriptions will be allocated:

- [ ] Pro-rata basis
- [ ] First-come, first-served basis
- [x] Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$5,000,000.00

Deadline to reach the target offering amount:

4/30/2025

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

20

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$6,367,828.00	$12,215,021.00
Cash & Cash Equivalents:	$4,089,461.00	$8,807,575.00
Accounts Receivable:	$68,834.00	$764,924.00
Short-term Debt:	$1,011,623.00	$1,630,171.00
Long-term Debt:	$1,068,713.00	$1,210,584.00
Revenues/Sales:	$1,424,304.00	$11,059,145.00
Cost of Goods Sold:	$1,315,166.00	$5,937,398.00
Taxes Paid:	$0.00	$0.00
Net Income:	($6,391,309.00)	$2,186,875.00

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

20/20 GeneSystems, Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Prasanth Reddy		Retired	2023
John G. Compton	Chairman of the Board of Directors	Mayor of Washington Grove, MD	2016
Michael A. Ross	Director	Euclid Systems Corporation	2016
Jonathan Cohen	CEO	20/20 GeneSystems, Inc.	2000
John W. Rollins	Director	Retired	2017
Richard M. Cohen	Director	Richard M Cohen Consultants	2016
Wei Lu	Director	Ping An Ventures	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Jonathan Cohen	CEO	2000
Jonathan Cohen	President	2000
Anne Shiflett	Acting CFO	2022
Jiming Zhou	Chief Operating Officer	2020
Ron Baker	Chief Business Officer	2019
Michael Lebowitz	Chief Scientific Officer	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering

No principal security holders.

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. ***Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> **Prior to the establishment of our COVID-19 testing business, we incurred losses, and expect to continue to generate losses now that COVID-19 testing has declined substantially.**
>
> While we achieved profitability in 2021 and 2022, such profitability was mainly a result of COVID-19 testing, which ceased in the second quarter of 2023. Prior to 2021, we incurred losses since inception. We have financed our operations through the sale of our securities, product revenues and government research grants and contracts. There is no assurance that we will be able to obtain adequate financing that we may need, or that any such financing that may become available

will be on terms that are favorable to us and our stockholders. Ultimately, our ability to generate sufficient operating revenue to earn a profit depends upon our success in developing and marketing or licensing our diagnostic tests and technology. Any failure to do so could result in the possible closure of our business or force us to seek additional capital through loans or additional sales of our equity securities to continue business operations, which could dilute the value of any securities you hold, or could result in the loss of your entire investment.

Now that the pandemic emergency has ended, our success will depend on our cancer screening tests.

Our revenues will depend almost entirely on the commercial success of our cancer tests unless we can also develop or acquire new tests to other diseases or chronic conditions. The commercial success and our ability to generate revenues will depend on a variety of factors, including the following:

- competitive advantages
- patient acceptance of and demand for our tests;
- acceptance in the medical community;
- successful sales, marketing, and educational programs, including successful direct
- to-patient marketing such as online advertising;
- the amount and nature of competition from other multi- cancer screening products and procedures;
- the ease of use of our ordering process for physicians;
- maintaining and defending patent protection of our intellectual property; and
- our ability to establish and maintain adequate commercial manufacturing, distribution, sales and CLIA laboratory testing capabilities.

If we are unable to develop and maintain substantial sales of our tests or if we are significantly delayed or limited in doing so, our business prospects, financial condition and results of operation will be adversely affected.

We will need to attract additional capital to scale our business but have no assurance that we can do so successfully.

We will be incurring significant sales and marketing costs as we commercialize our diagnostic test products. We will need to raise additional capital to pay operating expenses until we are able to generate sufficient revenues from diagnostic test sales, royalties, and license fees, and we will need to sell additional equity or debt securities to meet those capital needs. Our ability to raise additional equity or debt capital will depend not only on progress made marketing and selling our diagnostic tests, but also will depend on access to capital and conditions in the capital markets. There is no assurance that we will be able to raise capital at times and in amounts needed to finance the development and commercialization of our diagnostic tests, maintenance

commercialization of our diagnostic tests, maintenance of our CLIA certified diagnostic laboratory, and general operations. Even if capital is available, it may not be available on terms that we or our stockholders would consider favorable. Furthermore, sales of additional equity securities could result in the dilution of the interests of our stockholders.

We will spend a substantial amount of our capital on test validation, biomarker and data acquisitions, data analytics and algorithm development, but our products might not succeed in gaining widespread market acceptance.

We have developed and will continually refine new biomarker test panels and associated algorithms. The main focus of these products is on early detection of cancer. Our technologies may not prove to be sufficiently efficacious or medically useful to gain widespread adoption or market share. The diagnostics tests and software that we have introduced to the market to date have not yet generated significant revenues. Without diagnostic test sales or licensing fee revenues, we will not be able to operate at a profit, and we will not be able to cover our operating expenses without raising additional capital.
Medical organizations, physicians and employers may be reluctant to try a new diagnostic test due to the high degree of risk associated with the application of new technologies and diagnostic tests in the field of human medicine, especially if the new test differs from the current standard of care for detecting cancer in patients. Competing tests for the screening or initial diagnosis of cancer are being developed by more established and significantly better financed diagnostics or biotech companies, and academic laboratories. There also is a risk that our competitors may succeed in developing more accurate or more cost-effective diagnostic tests that could render our diagnostic tests and technologies obsolete or noncompetitive. Even if our tests are technically superior, we may not be able to differentiate our products sufficiently from our competition.

The success of our diagnostic tests depends on the degree of market acceptance by physicians, patients, government agencies and others who influence medical decision making.

The value of our diagnostic products is thus far proven mainly with real world evidence, rather than traditional clinical trials; and there is no assurance that real world evidence will gain wide acceptance by the medical establishment or regulators in the countries in which we conduct business. Also, there is no assurance that data derived from East Asia will be accepted in Western nations and generating data from Western populations could be time consuming and expensive. The value of machine learning and artificial intelligence in our algorithms is novel, not entirely proven, and might not be widely embraced by the medical establishment or

regulators in the countries in which we conduct business.
Our diagnostics tests may not gain market acceptance by physicians and others in the medical community. The degree of market acceptance of our tests will depend on a number of factors, including:
-demonstrated sensitivity and specificity for detecting cancers;
-price;
-the availability and attractiveness of alternative screening methods;
-the willingness of physicians to recommend or prescribe our tests;
-the ease of use of our ordering process for physicians; and
-evidence that our tests confer a mortality benefit rather than merely shifting the stage of cancer at time of diagnosis. If our diagnostics tests do not achieve an adequate level of acceptance, we may not generate the substantial revenues we need to generate to remain profitable.

We are expecting patient self-pay to constitute a significant portion of our revenues for the foreseeable future and this revenue growth is contingent upon individuals' willingness to pay out of pocket for our diagnostic tests.

We expect that a substantial portion of the patients for whom we will perform diagnostic tests will have Medicare as their primary medical insurance. Medicare coverage is not expected for several years. Patients who are not covered by Medicare will generally rely on health insurance provided by private health insurance companies. If we are considered a "non-contracted provider" by a third-party payer, that payer may not reimburse patients for diagnostic tests performed by us or doctors within the payer's network of covered physicians may not use our services to perform diagnostic tests for their patients. As a result, we may need to enter into contracts with health insurance companies or other private payers to provide diagnostic tests to their insured patients at specified rates of reimbursement which may be lower than the rates we might otherwise collect.

Until our diagnostic tests are covered by Medicare or private insurance, we expect that self-pay will constitute a significant portion of our revenues for the foreseeable future. This revenue growth will be contingent on individuals' willingness to pay out of pocket for our diagnostic tests.

We face substantial competition.

The development and commercialization of diagnostics tests, especially MCEDs, is highly competitive and subject to rapid technological advances. We face competition with respect to our current products and any product candidates we may seek to develop or

commercialize in the future. Our competitors may develop comparable tests that are safer, more effective, more convenient or less costly than any products that we may develop or market or may obtain marketing approval for their products from the FDA, or equivalent foreign regulatory bodies more rapidly than we may obtain approval for our product candidates. Our competitors may devote greater resources to market or sell their tests, research and development capabilities, adapt more quickly to new technologies, scientific advances or patient preferences and needs, initiate or withstand substantial price competition more successfully, or more effectively negotiate third-party licensing and collaborative arrangements. As a result, physicians and other key healthcare decision makers may choose other products over our products, switch from our products to new products or choose to use our products only in limited circumstances, which could adversely affect our business, financial condition, and results of operations.

If our diagnostics tests do not perform as expected, are misused or misinterpreted, or the reliability of the technology is questioned, we could experience delayed or reduced market acceptance of the tests, increased costs and damage to our reputation. False positives or false negatives could cause harm to patients and could result in action taken against our company.

Our success depends on the market's confidence that we can provide a reliable, high-quality diagnostic tests. We believe that customers are likely to be particularly sensitive to product defects and errors. Our reputation and the public image of our diagnostic tests may be impaired if they fail to perform as expected or are perceived as difficult to use. Despite clinical verification studies, quality control and quality assurance testing, defects or errors could occur with tests.

In the future, if our diagnostic tests experience a material defect or error, this could result in loss or delay of revenues, delayed market acceptance, damaged reputation, diversion of development resources, legal claims, increased insurance costs or increased service and warranty costs, any of which could harm our business. Such defects or errors could also prompt us to amend certain warning labels or narrow the scope of the use of our diagnostic tests, either of which could hinder our success in the market. Even after any underlying concerns or problems are resolved, any widespread concerns regarding our technology or any manufacturing defects or performance errors in the test could result in lost revenue, delayed market acceptance, damaged reputation, increased service and warranty costs and claims against us.

Our inability to manage growth could harm our business.

We have added, and expect to continue to add, additional personnel in the areas of sales and marketing,

additional personnel in the areas of sales and marketing, laboratory operations, billing and collections, quality assurance and compliance. As we build our commercialization efforts and expand research and development activities, the scope and complexity of our operations is increasing significantly. As a result of our growth, our operating expenses and capital requirements have also increased, and we expect that they will continue to increase, significantly. Our ability to manage our growth effectively requires us to forecast expenses accurately, and to properly forecast and expand operational and testing facilities, if necessary, to expend funds to improve our operational, financial and management controls, reporting systems and procedures. As we move forward in commercializing our tests, we will also need to effectively manage our growing manufacturing, laboratory operations and sales and marketing needs. If we are unable to manage our anticipated growth effectively, our business could be harmed.

We currently manufacture our tests predominantly in one facility and perform our testing in one laboratory facility. As demand for our tests grow, we may lack adequate facility space and capabilities to meet increased processing requirements. Moreover, if these or any future facilities or our equipment were damaged or destroyed, or if we experience a significant disruption in our operations for any reason, our ability to continue to operate our business could be materially harmed.

We currently perform testing in a single laboratory facility in Gaithersburg, Maryland. Our headquarters and manufacturing facilities are also located in Maryland. As we expand sales and increase the number of tests processed by our laboratory facility, we may need to expand or modify our existing laboratory facility or acquire new laboratory facilities to increase our processing capacity. Any failure to do so on terms acceptable to us, if at all, may significantly delay our processing times and capabilities, which may adversely affect our business, financial condition, and results of operation.

If these, or any future facilities, were to be damaged, destroyed or otherwise unable to operate, whether due to fire, floods, storms, tornadoes, other inclement weather events or natural disasters, employee malfeasance, terrorist acts, power outages, or otherwise, our business could be severely disrupted. If our laboratory is disrupted, we may not be able to perform testing or generate test reports as promptly as patients and healthcare providers require or expect, or possibly not at all. If we are unable to perform testing or generate test reports within a timeframe that meets patient and healthcare provider expectations, our business, financial results, and reputation could be materially harmed.

We currently maintain insurance against damage to our

We currently maintain insurance against damage to our property and equipment and against business interruption and research and development restoration expenses, subject to deductibles and other limitations. If we have underestimated our insurance needs with respect to an interruption, or if an interruption is not subject to coverage under our insurance policies, we may not be able to cover our losses.

There are a limited number of manufacturers of molecular diagnostic equipment and related chemical reagents necessary for the provision of our diagnostic tests.

The test panels and algorithms that we have developed and will continue to develop rely on certain analytic equipment. There are only a few manufacturers of the equipment we will need and the chemical reagents that are required for use with a particular manufacturer's equipment will be available only from that equipment manufacturer. If the manufacturer of the equipment we acquire discontinues operation or if we and other testing laboratories experience supply or quality issues with their equipment or reagents, it may become necessary for us to adjust our products for different analytic equipment, which would require additional experiments to ensure reproducibility of our test results using the new equipment. As a result, we may be unable to provide our diagnostic products for a period of time.

Our suppliers may experience development or manufacturing problems or delays that could limit the growth of our revenue or increase our losses.

We may encounter unforeseen situations in the manufacturing of our diagnostic tests that could result in delays or shortfalls in production. Suppliers may also face similar delays or shortfalls. In addition, suppliers' production processes may have to change to accommodate any significant future expansion of manufacturing capacity, which may increase suppliers' manufacturing costs, delay production of diagnostic tests, reduce our product gross margin and adversely impact our business. If we are unable to keep up with demand for tests by successfully securing supply and shipping our diagnostic tests in a timely manner, our revenue could be impaired, market acceptance for the tests could be adversely affected and our customers might instead purchase our competitors' diagnostic tests.

To achieve widespread use of our diagnostic test and commercial scale, individual consumers will need convenient access to blood draw services, but we cannot guarantee that these service providers will be willing to perform them.

Currently, our cancer tests require venous blood collected by a licensed phlebotomist. While our business customers, such as employers, typically have little difficulty finding phlebotomists, this can be a challenge for many of our individual consumers. To

challenge for many of our individual consumers. To address this need, we have about 1,000 retail establishments that can draw blood for our test customers. These establishments perform these services based on contracts we have with the companies Any Lab Test Now and My One Medical Source. If those contracts were to terminate or expire or if they are unable to maintain their franchisees or networks of clinics willing to draw blood, this could limit our ability to serve our customers and grow.

We have limited sales and marketing resources and few distribution resources for the commercialization of any diagnostic tests that we have developed.

We currently have limited sales and marketing resources. If we are successful in developing marketable diagnostic tests, we will need to build our own marketing and sales capability, which would require the investment of significant financial and management resources to recruit, train, and manage a sales force.

The sizes of the markets for our diagnostic tests and services and any future diagnostic tests and services may be smaller than we estimate and may decline.

Our estimates of the annual total addressable market for our diagnostic tests and services are based on a number of internal and third-party estimates and assumptions, including, without limitation, the assumed prices at which we can sell our diagnostic tests and services in the market. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the annual total addressable market for our diagnostic tests and services in different market segments may prove to be incorrect. If the actual number of patients who would benefit from our diagnostic tests, the price at which we can sell them or the annual total addressable market for them is smaller than we have estimated, it may impair our sales growth and negatively affect our business, financial condition and results of operations.

If we fail to enter into and maintain successful strategic alliances for diagnostic tests that we elect to co-develop, co-market, or out-license, we may have to reduce or delay our diagnostic test development or increase our expenditures.

To facilitate the development, manufacture, and commercialization of our diagnostic tests we may enter into strategic alliances with hospitals and biomedical research institutes, biotechnology and diagnostics companies, clinical testing reference laboratories, and marketing firms in many of the countries in which we do business. We will face significant competition in seeking appropriate alliances. We may not be able to negotiate

alliances on acceptable terms, if at all. If we fail to create and maintain suitable alliances, we may have to limit the size or scope of, or delay, one or more of our product development or research programs, or we may have to increase our expenditures and may need to obtain additional funding, which may be unavailable or available only on unfavorable terms. In some countries we may license marketing rights to diagnostics or clinical laboratory companies or to a joint venture company formed with those companies. Under such arrangements we might receive only a royalty on sales of the diagnostic tests developed or an equity interest in a joint venture company that develops the diagnostic test. As a result, our revenues from the sale of those diagnostic tests may be substantially less than the amount of revenues and gross profits that we might receive if we were to market and run the diagnostic tests ourselves.

We may become dependent on possible future collaborations to develop and commercialize many of our diagnostic test candidates and to provide the manufacturing, regulatory compliance, sales, marketing and distribution capabilities required for the success of our business.

We may enter into various kinds of collaborative research and development, manufacturing, and diagnostic test marketing agreements to develop and commercialize our diagnostic tests. There is a risk that we could become dependent upon one or more collaborative arrangements. A collaborative arrangement, upon which we might depend might be terminated by our collaboration partner or they might determine not to actively pursue the co-development of our diagnostic tests. A collaboration partner also may not be precluded from independently pursuing competing diagnostic tests or technologies.

The success of our business is substantially dependent upon the efforts of our senior management team and our ability to attract additional personnel.

Our success depends largely on the skills, experience, and performance of key members of our senior management team who are critical to directing and managing our growth and development in the future. Our success is substantially dependent upon our senior management's ability to lead our company, implement successful corporate strategies and initiatives, develop key relationships, including relationships with collaborators and business partners, and successfully commercialize products and services. While our management team has significant experience developing diagnostic products, we have considerably less experience in commercializing these products or services. The efforts of our management team will be critical to us as we develop our technologies and seek to commercialize our tests and other products and services.

Our success also depends in large part on our ability to attract and retain managerial personnel. Competition for desirable personnel is intense, and there can be no assurance that we will be able to attract and retain the necessary staff. The failure to maintain management or to attract sales personnel could materially adversely affect our business, financial condition, and results of operations.

Certain jurisdictions in which we may do business may not provide the same level of legal protections and enforcement of contract and intellectual property rights to which investors are accustomed in the United States.

We may conduct business in China and other foreign jurisdictions. In order to do business in these countries, we will be required to comply with the laws of those countries, including restrictions on exporting currency, requirements for local partners, tax laws and other legal requirements. Doing business in such foreign jurisdictions also entails political risk over which we have no control and for which we are unable to obtain insurance on acceptable terms. These countries also have different judicial systems, which may not provide the same level of legal protections and enforcement of contract and intellectual property rights to which investors are accustomed in the United States. We can provide no assurance that the applicable laws of such foreign jurisdictions will not be changed in ways unfavorable to us, or that applicable laws will be adequately enforced in order to provide the same levels of protection accorded to us in the United States.

If we are unable to obtain and enforce patents and to protect our trade secrets, others could use our technology to compete with us, which could create undue competition and pricing pressures. There is no certainty that our pending or future patent applications will result in the issuance of patents or that our issued patents will be deemed enforceable.

The success of our business depends significantly on our ability to operate without infringing patents and other proprietary rights of others. If the technology that we use infringes a patent held by others, we could be sued for monetary damages by the patent holder or its licensee, or we could be prevented from continuing research, development, and commercialization of diagnostic tests that rely on that technology, unless we are able to obtain a license to use the patent. The cost and availability of a license to a patent cannot be predicted, and the likelihood of obtaining a license at an acceptable cost would be lower if the patent holder or any of its licensees is using the patent to develop or market a diagnostic test with which our diagnostic test would compete. If we could not obtain a necessary license, we would need to develop or obtain rights to alternative technologies, which could prove costly and

could cause delays in diagnostic test development, or we could be forced to discontinue the development or marketing of any diagnostic tests that were developed using the technology covered by the patent.
We have issued patents and patent applications pending worldwide that are owned by or exclusively licensed to us. We and our collaborators expect to continue to file and prosecute patent applications covering the products and technology that we commercialize. However, there is no assurance that any of our licensed patent applications, or any patent applications that we have filed or that we may file in the future in the United States or abroad, will result in the issuance of patents.

Our success will depend in part on our ability to obtain and enforce patents and maintain trade secrets in the United States and in other countries. If we are unsuccessful in obtaining and enforcing patents, our competitors could use our technology and create diagnostic tests that compete with our diagnostic tests, without paying license fees or royalties to us.

The relatively recent Supreme Court decisions in Mayo Collaborative Services v. Prometheus Laboratories, Inc. and Alice Corp. v. CLS Bank Int'l may adversely impact our ability to obtain strong patent protection for some or all of our diagnostic tests and associated algorithms. The preparation, filing, and prosecution of patent applications can be costly and time consuming.

The preparation and filing of patent applications, and the maintenance of patents that are issued, may require substantial time and money.

A patent interference proceeding may be instituted with the United States Patent and Trademark Office, or USPTO, when more than one-person files a patent application covering the same technology, or if someone wishes to challenge the validity of an issued patent.
Furthermore, our limited financial resources may not permit us to pursue patent protection of all of our technology and diagnostic tests throughout the world, even where we have legally binding patent protection and trade secret rights. Even if we are able to obtain issued patents covering our technology or diagnostic tests, we may have to incur substantial legal fees and other expenses to enforce our patent rights in order to protect our technology and diagnostic tests from infringing uses. We may not have the financial resources to finance the litigation required to preserve our patent and trade secret rights.

Our patents may not protect our diagnostic tests from competition.

We might not be able to obtain any patents beyond those that have been issued by the USPTO, and any patents that we do obtain might not be comprehensive

patents that we do obtain might not be comprehensive enough to provide us with meaningful patent protection. There will always be a risk that our competitors might be able to successfully challenge the validity or enforceability of any patent issued to us.

If we fail to meet our obligations under various license, license option, and technology transfer agreements, we may lose our rights to key technologies or data sources on which our business depends.

Our business will depend on several critical technologies and data sources that have licenses from various domestic and overseas companies and research centers. Importantly, if we fail to meet our obligations under our technology access agreement with BioInfra, this would adversely impact our ability to introduce an enhanced or premium version of our MCED test. These and other license agreements typically impose obligations on us, including payment obligations and obligations to pursue development and commercialization of diagnostic tests under the licensed patents and technology. If licensors believe that we have failed to meet our obligations under a license agreement, they could seek to limit or terminate our license rights, which could lead to costly and time-consuming dispute resolution and, potentially, a loss of the licensed rights. During the period of any such litigation our ability to carry out the development and commercialization of potential diagnostic tests, and our ability to raise any capital that we might then need, could be significantly and negatively affected. If our license rights were restricted or ultimately lost, we would not be able to continue to use the licensed patents and technology in our business.

We have relied and expect to continue to rely on third parties to conduct studies of our diagnostics tests that will be required to meet our obligations under CLIA, CAP and/or other regulatory authorities and those third parties may not perform satisfactorily.

We rely on third parties, such as academic, medical and commercial entities, to conduct studies for our diagnostics tests. These include MD Anderson, the Chang Gung Memorial Hospital in Taiwan and BioInfra. Our reliance on these third parties will reduce our control over these activities. These third-party contractors may not complete activities on schedule or conduct studies in accordance with regulatory requirements or our study design. We cannot control whether they devote sufficient time, skill, and resources to our studies. Our reliance on third parties that we do not control will not relieve us of any applicable requirement to prepare, and ensure compliance with, various procedures required under good scientific and clinical practices. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, if the third parties need to be replaced or if the quality or

accuracy of the data they obtain is compromised due to their failure to adhere to our clinical protocols or regulatory requirements under the CLIA or CAP, or for other reasons, our studies may be extended, delayed, suspended or terminated, and we may not be able to obtain regulatory approval for additional diagnostic tests.

We must successfully maintain and/or upgrade our information technology systems, and our failure to do so could have a material adverse effect on our business, financial condition or results of operations.

We rely on various information technology systems to manage our operations. Recently, we have implemented, and we continue to implement, modifications and upgrades to such systems and acquired new systems with new functionality. These types of activities subject us to inherent costs and risks associated with replacing and changing these systems, including impairment of our ability to fulfill customer orders, potential disruption of our internal control structure, substantial capital expenditures, additional administration and operating expenses, retention of sufficiently skilled personnel to implement and operate the new systems, demands on management time and other risks and costs of delays or difficulties in transitioning to or integrating new systems into our current systems. These implementations, modifications and upgrades may not result in productivity improvements at a level that outweighs the costs of implementation, or at all. In addition, the difficulties with implementing new technology systems may cause disruptions in our business operations and have a material adverse effect on our business, financial condition or results of operations.

Our business and operations could suffer in the event of system failures.

Despite the implementation of security measures, our internal computer systems and those of our contractors and consultants are vulnerable to damage from computer viruses, unauthorized access, natural disasters, terrorism, war and telecommunication and electrical failures. Such events could cause interruption of our operations. For example, the loss of data for our diagnostic test candidates could result in delays in our regulatory filings and development efforts and significantly increase our costs. To the extent that any disruption or security breach was to result in a loss of or damage to our data, or inappropriate disclosure of confidential or proprietary information, we could incur liability and the development of our diagnostic test candidates could be delayed.

International operations could subject us to risks and expenses that could adversely impact the business and results of operations.

To date, we have not undertaken substantial commercial activities outside the United States. We have evaluated commercialization in Asian countries. If we seek to expand internationally, or launch other products or services internationally, in the future, those efforts would expose us to risks from the failure to comply with foreign laws and regulations that differ from those under which we operate in the U.S., as well as U.S. rules and regulations that govern foreign activities such as the U.S. Foreign Corrupt Practices Act. In addition, we could be adversely affected by other risks associated with operating in foreign countries. Economic uncertainty in some of the geographic regions in which we might operate, including developing regions, could result in the disruption of commerce and negatively impact cash flows from our operations in those areas. These and other factors may have a material adverse effect on any international operations we may seek to undertake and, consequently, on our financial condition and results of operations.

In the event that one or more lawsuits are filed against us, we could be subject to reputational risk.

Our diagnostic tests are intended for use only as screening devices, which trigger more in-depth diagnostic procedures. If our tests failed and the patient sued us, we could incur reputational damage if doctors or patients were dissuaded from using our tests. Repeated lawsuits could also precipitate regulatory scrutiny that could negatively impact our ability to sell our products.

RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF OUR SECURITIES

- There is no restriction on our affiliates, including our officers, directors and existing stockholders, investing in the offering. As a result, it is possible that if we have raised some funds, but not reached the minimum amount, affiliates can contribute the balance so that there will be a closing. The minimum amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the offering and our company and its prospects to make an investment of at least the minimum amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the minimum amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them, may be invested in this offering.-Investors may have difficulty in selling Crowdfunding Shares they purchase due to the lack of a current public market for our Crowdfunding Shares. Investors may also have difficulty in reselling their Crowdfunding Shares due to state Blue Sky laws.-This is a fixed price offering, and the fixed offering price may not accurately represent the current value of us or our assets at any particular time. Therefore, the purchase price you pay for the

Therefore, the purchase price you pay for the Crowdfunding Shares may not be supported by the value of our assets at the time of your purchase.

- The Shares have not been and will not be registered under the law of any jurisdiction (including the Securities Act, the laws of any state of the Shareed States or the laws of any non-U.S. jurisdiction) and are being offered in reliance upon an exemption from such laws.-Decisions by the Board of Directors may frequently be required to be undertaken on an expedited basis. In such cases, the information available to the Board of Directors may be sparce. Therefore, no assurance can be given that the Board of Directors will have knowledge of all circumstances that may adversely affect an investment. In addition, the Board of Directors may rely upon independent consultants, and no assurance can be given as to the accuracy or completeness of the information provided by such independent consultants.-We intend to issue additional Crowdfunding Shares in one or more offerings under Regulation Crowdfunding in the future. The price at which we offer those Shares may be less than the price per Share of this Offering, which would result in a dilution of the net tangible book value of your Crowdfunding Shares. -We have a broad discretion in the use of the net proceeds from this Offering, and our use of the Offering proceeds may not yield a favorable return on your investment.

- We have never paid cash distributions on our Shares. Although we expect to do so in the future, no assurance can be given that we will have sufficient cash flow to pay cash distributions.

New FDA regulations of lab tests could significantly impact our commercial operations.

Most of our company's products have the regulatory status of "laboratory developed tests" or "LDTs" which for several decades have been regulated federally by CMS under the CLIA statute rather than by FDA.
On April 29, 2024, FDA issued a final regulation under which they would begin to regulate LDTs starting in late 2027. The rule provides an exemption from premarket review for “currently marketed” LDTs that were “first marketed prior to the date of issuance of the final rule.” Thus, this rule could, on the one hand, provide a competitive advantage to our OneTest MCED since it was one of a small number of MCEDs already on the market when the rule was issued. Future competitors may therefore face more regulatory burdens than our company. The final rule is expected to be challenged in court, may also be overridden by legislation in Congress, and/or may not be implemented if a Republican were to win the presidential election in November 2024. However, if the rule survives, it could significantly increase the costs and burdens on our ability to market or improve new tests not yet on the market and/or substantially modifications to our

market and/or substantially modifications to our existing LDTs.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise:	**$50,000**
Use of Proceeds:	92.1% for sales, marketing, and R&D; 7.9% Wefunder fee

If we raise:	**$5,000,000**
Use of Proceeds:	42.1% for sales & marketing activities (grow sales team and increase digital advertising); 30% Research & Development activities (incl. National Cancer Institute MCED study); 20% operational and administrative staffing to enable growth. 7.9% Wefunder fee

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

<u>An Investor's right to cancel.</u> An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the

cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Priced Round: $69,859,423.30 pre-money valuation

See exact security attached as Appendix B, Investor Contracts

20/20 GeneSystems, Inc. is offering up to 936,329 shares of Series D Preferred Stock, at a price per share of $5.34.

The campaign maximum is $5,000,000 and the campaign minimum is $50,000.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the

The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. The Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

The Series D Preferred Stock will not have any voting rights; provided that so long as at least 25% of the Series D Preferred Stock remains outstanding, the vote of the holders of at least a majority of the Series D Preferred Stock then outstanding shall be necessary for effecting (i) any amendment, alteration or repeal of any provision of the Certificate of Designation for the Series D Preferred Stock, or the Certificate of Incorporation or Bylaws of the Company, or otherwise altering or changing any right, preference or privilege of the Series D Preferred Stock in a manner adverse to the Series D Preferred Stock (except in connection with the creation or issuance of a new series of Preferred Stock to be designated as Series E Preferred Stock in connection with that certain Convertible Bonds Subscription Agreement, dated March 20, 2024, between the Company and the investor named therein); or (ii) the liquidation or dissolution of the Company or the sale, lease, pledge, mortgage, or other disposal of all or substantially all of the Company's assets.

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the

Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.
Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	50,000,000	4,773,128	Yes
Series A Preferred Stock	1,303,000	846,368	Yes
Series A-1 Preferred Stock	978,000	651,465	Yes
Series A-2 Preferred Stock	800,000	442,402	Yes
Series B Preferred Stock	3,569,405	1,471,487	Yes
Series C Preferred Stock	3,340,909	1,204,040	Yes
Convertible			

Convertible Notes convertible to Common		48,503	No

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	45,704
Options:	3,599,192

Describe any other rights:

Series D Liquidation and Conversion Rights are identical to the already issued Series A, A-1, A-2 thru C Preferred.Ranking. With respect to dividend rights and rights on liquidation, winding up and dissolution, shares of Designated Preferred Stock rank pari passu to each other and senior to all shares of Common Stock.

Voting Rights. Shares of Designated Preferred Stock vote together with the holders of Common Stock on an as-converted basis on all matters for which the holders of Common Stock vote at an annual or special meeting of stockholders or act by written consent, except as required by law. For so long as shares of Designated Preferred Stock are outstanding, the holders of such shares vote together, as a separate class, to elect one director to the Company's board, and for so long as shares of Series A-1 Preferred Stock are outstanding, the holders of Series A-1 Preferred Stock vote together, as a separate class, to elect one director to the Company's board.Conversion Rights. Each share of Designated Preferred Stock is convertible at any time at the option of the holder at the then current conversion rate. The conversion rate for the Designated Preferred Stock is currently one share of Common Stock for each share of Designated Preferred Stock, calculated by dividing the liquidation preference of such share by the conversion price then in effect. In addition, all outstanding shares of Designated Preferred Stock, plus accrued but unpaid dividends thereon, shall automatically be converted into shares of Common Stock, at the then effective conversion rate, upon the earlier to occur of (a) the closing of the sale of shares of Common Stock to the public at a price of at least $8.15 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with
respect to the Common Stock), in a public offering pursuant to an effective registration statement or offering statement under the Securities Act of 1933, as amended (the "Securities Act"), resulting in at least $5,000,000 of gross proceeds to the Company, (b) the date on which the shares of Common Stock are listed on a national stock exchange, including without limitation the New York Stock Exchange or the Nasdaq Stock Market, or (c) the date and time, or the occurrence of an event, specified by vote or written consent of the holders of at least 67% of the then outstanding shares of Designated Preferred Stock, voting together on an

as-converted to Common Stock basis (which vote or consent shall include the holders of at least 67% of the shares of Series A-1 Preferred Stock outstanding voting as a separate class).Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Company or a deemed liquidation event, each holder of Designated Preferred Stock then outstanding shall be entitled to be paid out of the cash and other assets of the Company available for distribution to its stockholders, prior and in preference to all shares of Common Stock, an amount in cash equal to the aggregate liquidation preference of all shares held by such holder. The shares of Series A Preferred Stock, Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series B Preferred Stock and Series C Preferred Stock have a liquidation preference of $3.07, $3.07, $3.26, $3.53 and $4.40, respectively (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization) plus any accrued and unpaid dividends. If upon any liquidation or deemed liquidation event the remaining assets available for distribution are insufficient to pay the holders of Designated Preferred Stock the full preferential amount to which they are entitled, the holders of Designated Preferred Stock shall share ratably in any distribution of the remaining assets and funds in proportion to the respective full preferential amounts which would otherwise be payable, and the Company shall not make or agree to make any payments to the holders of Common Stock. A "deemed liquidation event" means, unless otherwise determined by the holders of at least a majority of the Designated Preferred Stock then outstanding (voting together as a single class on an as-converted basis), (a) a sale of all or substantially all of the Company's assets to a non-affiliate of the Company, (b) a merger, acquisition, change of control, consolidation or other transactions or series of transactions in which stockholders prior to such transaction or series of transactions do not retain a majority of the voting power of the surviving entity immediately following such transaction or series of transactions, or (c) the grant of an exclusive license to all or substantially all of the Company's technology or intellectual property rights except where such exclusive license is made to one or more wholly-owned subsidiaries of the CompanyDividends. The Designated Preferred Stock will not be entitled to dividends or distributions unless and until the board declares a dividend or distribution in cash or other property to holders of outstanding shares of Common Stock, in which event, the aggregate amount of such each distribution shall be distributed as follows: (a) first, seventy percent (70%) of the distribution amount to the holders of shares of Designated Preferred Stock, on a pro rata basis, until such time as such holders have received an aggregate amount in distributions or other payments in respect of such holder's shares that is equal to the number of shares owned by such holders multiplied by the liquidation preference stated above, and (b) second, thirty percent (30%) of the distribution amount to the holders of shares of Common Stock, on a pro rata basis. Notwithstanding the foregoing, at such time as the holders of Designated Preferred Stock and Common Stock have received the amounts described above, the holders of the Designated Preferred Stock shall receive Distributions pari passu with the holders of the

Distributions pari passu with the holders of the Common Stock on an as-converted basis, using the then-current conversion rate of such shares of Designated Preferred Stock.Preemptive Rights. Until the Company's initial public offering of Common Stock occurs and unless otherwise waived by the prior express written consent of the holders of the majority of the voting power of all then outstanding Designated Preferred Stock, voting together on an as-converted to Common Stock basis, in the event that the Company proposes to issue any Common Stock or shares convertible or exercisable for Common Stock, except for excluded issuances, the Company must first offer those additional equity securities to holders of Designated Preferred Stock for a period of no less than thirty (30) days prior to selling or issuing any such additional equity securities to any person, in accordance with the procedures set forth in the Company's certificate of incorporation, as amended. For purposes hereof, "excluded securities" means the issuance of shares of Common Stock or securities convertible into shares of Common Stock (a) granted pursuant to or issued upon the exercise of stock options granted under an equity incentive plan to employees, officers, directors, consultants or strategic partners, (b) granted to employees, officers, directors, consultants or strategic partners for services, including in connection with an incentive plan, or other fair value received or committed, (c) in consideration for a transaction approved by the board which does not result in the issuance for cash of more than five percent (5%) of the outstanding shares of Common Stock, (d) in connection with an acquisition transaction approved by the board, (e) to vendors, commercial partners, financial institutions or lessors in connection with commercial credit transactions, equipment financings or similar transaction approved by the board (provided that such securities do not exceed 10% of the consideration in such transaction), (f) pursuant to conversion or exchange rights included in securities previously issued by the Company or (g) in connection with a stock split, stock division, reclassification, stock dividend or other recapitalization. Redemption. Shares of each series of Designated Preferred Stock are not redeemable without the prior express written consent of the holders of the majority of the voting power of all then outstanding shares of such applicable series of Designated Preferred Stock, voting as a separate class.Protective Rights. So long as at least twenty-five percent (25%) of the Designated Preferred Stock collectively remains outstanding, in addition to any other vote or consent of stockholders required by law, the vote or consent of the holders of at

least a majority of all shares of Designated Preferred Stock then outstanding and entitled to vote thereon, voting together and on an as-converted to Common Stock basis, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, including the consent of the holders of Series A-1 Preferred Stock, shall be necessary for effecting or validating, either directly or indirectly by amendment, merger, consolidation or otherwise: (a) the authorization, creation and/or issuance of any equity security, other than shares of Common Stock or options to purchase Common Stock issued to investors, employees, managers, officers or directors of, or consultants or advisors to, the Company or any of its subsidiaries pursuant to a plan, agreement or

arrangement approved by the board; (b) the amendment, alteration or repeal of any provision of the certificate of incorporation or bylaws or otherwise alter or change any right, preference or privilege of any Designated Preferred Stock in a manner adverse to the holders thereof; (c) any increase or decrease in the size of the board; (d) the purchase, redemption, or acquisition of any shares other than from a selling holder pursuant to the provisions of the certificate of incorporation or any other restriction provisions applicable to any shares in agreements approved by the board or in the operating agreement of any limited liability company utilized for the purpose of facilitating investment in the Company; (e) the liquidation or dissolution of the Company or the sale, lease, pledge, mortgage, or other disposal of all or substantially all of its assets; (f) any election to engage in any business that deviates in any material respect from the Company's business as contemplated under any operating plan approved by the board; (g) the waiver of any adjustment to the conversion price applicable to the Designated Preferred Stock; or (h) any declaration or payment of any cash dividend or other cash distribution to any holders of capital stock

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).
These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.
To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.
Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.
Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

N/A

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

In the future, we will perform valuations of our common stock that take into account factors such as the following:

1. unrelated third party valuations of our common stock;
2. the price at which we sell other securities, such as convertible debt or preferred Stock, in light of the rights, preferences and privileges of our those securities relative to those of our common stock;
3. our results of operations, financial position and capital resources;
4. current business conditions and projections;
5. the lack of marketability of our common stock;
6. the hiring of key personnel and the experience of our management;
7. the introduction of new products;
8. the risk inherent in the development and expansion of our products;
9. our stage of development and material risks related to our business;
10. the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
11. industry trends and competitive environment;
12. trends in consumer spending, including consumer confidence;
13. overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
14. the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar

methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have

authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Convertible Note

Issue date	12/14/22
Amount	$220,495.00
Interest rate	6.0% per annum
Discount rate	10.0%
Valuation cap	$58,400,000.00
Maturity date	02/28/25

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
6/2021	Regulation A+	Preferred stock	$5,275,485	General operations
12/2022	Regulation Crowdfunding	Convertible Note	$220,495	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

The Company utilizes the services of the brother of the Chief Executive Officer, who is trained as a computer engineer and has over seven years' experience with clinical lab operations, to oversee the Company's laboratory information systems and patient/physician portals. During the years ended December 31, 2022 and 2023, the Company paid $58,078 and $101,977, respectively, to this related party.

The Chief Executive Officer founded an organization in January 2021 to create an alliance of clinical labs, entrepreneurs, scientists, healthcare providers, and concerned citizens who oppose Congressional legislation to require FDA pre-approval for new laboratory tests, known as the VALID Act. The Company contributed $31,050 in 2023 and $95,000 in 2022 to this organization.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

~~Management's Discussion and Analysis of Financial Condition and Results of Operations~~

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

~~Overview~~

Pioneering the Multi-Cancer Early Detection (MCED) blood testing market.

~~Milestones~~

20/20 GeneSystems, Inc. was incorporated in the State of Delaware in May 2000.

of Delaware in May 2008.

Since then, we have:

- Among the most affordable, accessible, and accurate multi-cancer early detection blood test on the U.S. market
- Ranked #134 on the 2023 Inc. 5000 list of the “Fastest Growing Companies in America” (#1 in MD)
- Partnering with major supermarket chain for in-pharmacy testing beginning in 1H 2024
- Early entrant into what is predicted to be a $50B market for multi-cancer early detection testing
- Multiple issued or allowed patents in the U.S. and East Asia (available in Downloads section)
- Groundbreaking partnership with a leading cancer center + anticipated big Asian funding in 1H 2024
- Sales volume from our cancer testing more than doubled between 2022 and 2023

~~Historical Results of Operations~~

- *Revenues & Gross Margin*. For the period ended December 31, 2023, the Company had revenues of $1,424,304 compared to the year ended December 31, 2022, when the Company had revenues of $11,059,145. Our gross margin was 7.66% in fiscal year 2023, compared to 46.31% in 2022.
- *Assets*. As of December 31, 2023, the Company had total assets of $6,367,828, including $4,089,461 in cash. As of December 31, 2022, the Company had $12,215,021 in total assets, including $8,807,575 in cash.
- *Net Loss*. The Company has had net losses of $6,391,309 and net income of $2,186,875 for the fiscal years ended December 31, 2023 and December 31, 2022, respectively.
- *Liabilities*. The Company's liabilities totaled $2,080,336 for the fiscal year ended December 31, 2023 and $2,840,755 for the fiscal year ended December 31, 2022.

~~Liquidity & Capital Resources~~

To-date, the company has been financed with $318,022 in debt, $27,646,446 in equity, and $220,495 in convertibles.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don’t have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 6 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in

Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

~~Runway & Short/Mid Term Expenses~~

20/20 GeneSystems, Inc. cash in hand is $3,266,783, as of March 2024. Over the last three months, revenues have averaged $165,000/month, cost of goods sold has averaged $100,000/month, and operational expenses have averaged $350,000/month, for an average burn rate of $285,000 per month. Our intent is to be profitable in 24 months.

We introduced OneTest Premium in the 4th Quarter of 2023. This new product has proven to be popular with our retail base with increased sales in units and overall revenue. The price point on the new OneTest is higher at $269 per test versus the original OneTest at $189 per test.

We expect our revenue in the next 6 months to be $1M
We expect our expenses in the next 6 months to be $2.7M.

20/20 is revenue-generating. Additional capital will be used to expand our market share in both retail and commercial sales.

20/20 is not profitable at this time as it builds market share, brand awareness and product launches. 20/20 anticipates profitability in 2026; approximately 24 months after funding of at least $2M. Additional financing will be necessary if market share penetration is slower than projected or new products are introduced by 20/20 into the market.

We have enough cash on the books as of 3/31/2024 that will cover the company's cash burn through 2/28/2025 if no other funds are raised. The company watches net cash burn closely and will make necessary adjustments to extend its runway as it looks for sources of financing.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the

issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Jonathan Cohen, certify that:

(1) the financial statements of 20/20 GeneSystems, Inc. included in this Form are true and complete in all material respects ; and

(2) the financial information of 20/20 GeneSystems, Inc. included in this Form reflects accurately the information reported on the tax return for 20/20 GeneSystems, Inc. filed for the most recently completed fiscal year.

Jonathan Cohen

CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities?☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an experienced investor that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such as circumstance, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possiblethat in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:

(a) a description of the material content of such information;

(b) a description of the format in which such disclosure is presented; and

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://2020gene.com//invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

Sections 13(a) or 15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- 20/20 GeneSystems, Inc. Preferred Stock Subscription Agreement 2024

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Anne Shiflett
- Jiming Zhou
- John G. Compton
- John W. Rollins
- Jonathan Cohen
- Michael A. Ross
- Michael Lebowitz
- Prasanth Reddy
- Richard M. Cohen
- Ron Baker
- Wei Lu

Appendix E: Supporting Documents

- ttw_communications_148486_212616.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- 20/20 GeneSystems, Inc. Preferred Stock Subscription Agreement 2024

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Anne Shiflett
- Jiming Zhou
- John G. Compton
- John W. Rollins
- Jonathan Cohen
- Michael A. Ross
- Michael Lebowitz
- Prasanth Reddy
- Richard M. Cohen
- Ron Baker
- Wei Lu

Appendix E: Supporting Documents

- ttw_communications_148486_212616.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

20/20 GeneSystems, Inc.

By

Jonathan Cohen

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Jonathan Cohen

CEO
5/3/2024

Anne Shiflett

Acting CFO
5/3/2024

Jiming Zhou

COO
5/3/2024

Ronald R Baker

Chief Business Officer
5/3/2024

John W Rollins

Director
5/3/2024

Richard M Cohen

erector
5/3/2024

Michael S. Lebowitz

Chief Scientific Officer
5/3/2024

JOHN G. COMPTON

Chair, Board of Directors
5/3/2024

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.